Mail Stop 3561

May 15, 2009

Richard Jagodnik
President
Diagnostic Imaging International Corp.
848 N. Rainbow Blvd. #2494
Las Vegas, NV 89107

Re: **Diagnostic Imaging International Corp.**
Form 10-K for Fiscal Year Ended
December 31, 2008
Filed March 31, 2009
File No. 333-136436

Dear Mr. Jagodnik:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services